Exhibit 99.1
AMENDMENT OF EQUITY DISTRIBUTION AGREEMENT
July 10, 2009
SG Americas Securities, LLC
1221 Avenue of the Americas
New York, NY 10020
U.S.A.
FirstEnergy Capital Corp.
311-6th Ave. SW, Suite 1100
Calgary, Alberta T2P 3H2
Canada
Ladies and Gentlemen:
SG Americas Securities, LLC (“SGAS”) and FirstEnergy Capital Corp. (“FCC”) (SGAS and FCC each an “Underwriter” and collectively, the “Underwriters”) understand that Pengrowth Energy Trust (the “Trust”) has filed a short form base shelf prospectus dated May 5, 2009 (the “Base Shelf Prospectus”) with the securities regulatory authority in each of the provinces of Canada (collectively, the “Qualifying Provinces”) relating to the issue and sale of up to CAD$1,000,000,000 aggregate amount of Trust Units, subscription receipts, warrants, rights and options and has received a final receipt pursuant to Multilateral Instrument 11-102 — Passport System (“MI 11-102”) and National Instrument 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions. The Underwriters understand that the Alberta Securities Commission is the principal regulator (the “Reviewing Authority”) under Part 3 of MI 11-202.
The Underwriters understand that the Trust has prepared and filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-10 (File No. 333-158580) which includes the Base Shelf Prospectus in the English language with such changes and deletions therefrom and additions thereto as are permitted or required by Form F-10 (“Form F-10”) under the U.S. Securities Act of 1933, as amended, and the SEC Rules and Regulations promulgated thereunder (collectively, the “Securities Act”) in accordance with the provisions of the Securities Act.
The registration statement on Form F-10, including the exhibits thereto, if any, and the documents incorporated by reference therein, as amended at the time it became effective, is herein called the “Registration Statement.” The Registration Statement became effective on May 6, 2009 pursuant to Rule 467(b) of the Securities Act. The Base Shelf Prospectus included in the Registration Statement at the time it became effective, including the documents incorporated by reference therein, are hereinafter referred to as the “U.S. Prospectus” and when the U.S. Shelf Prospectus Supplement is furnished to the Underwriters (whether or not the U.S. Shelf Prospectus Supplement is required to be filed under the Securities Act), the term “U.S. Prospectus” shall also refer to the U.S. Shelf Prospectus Supplement, including the documents incorporated by reference therein. The Underwriters further understand that the Trust has prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking relating to the Trust on Form F-X in connection with the filing of the Registration Statement.
The Trust, an investment trust established under the laws of the Province of Alberta, Pengrowth Corporation (“Corporation”), a corporation incorporated under the laws of the Province of Alberta, and Pengrowth Management Limited (“Manager”), a corporation incorporated under the laws of the Province of Alberta and the manager of the Trust, and the Underwriters (the Underwriters together with the Trust, the Corporation and the Manager, the “Parties” and individually a “Party”), have previously executed an Equity Distribution Agreement dated December 14, 2007 in respect of the short form base shelf prospectus dated December 5, 2007 and the registration statement on Form F-10 that became effective on December 7, 2007 (the “2007 EDA”), and presently the Parties wish to extend the terms, rights and obligations of such 2007 EDA to the Base Shelf Prospectus and the Registration Statement, as described herein (this agreement, the “Amendment” and together with the 2007 EDA, the “Amended EDA”).

In consideration of the mutual covenants and agreements herein contained, the Parties hereto covenant and agree as follows:
1.	Unless otherwise specifically defined herein, capitalized terms used herein and not defined herein have the meanings set forth in the 2007 EDA.

2.	The date of this Amendment and the Amended EDA will be the date first written above.

3.	The Parties hereby agree and acknowledge to be bound by all the terms and provisions in the 2007 EDA as though the same applied to the Base Shelf Prospectus and the Registration Statement (as defined above). All terms in the 2007 EDA remain in full force and effect, as of the date above, in accordance with their respective terms, without any waiver, amendment or modification of any provision thereof, except as expressly modified herein. References to the short form base shelf prospectus and the registration statement in the 2007 EDA will be deemed to be references to the Base Shelf Prospectus and the Registration Statement, as defined above.

4.	The 2007 EDA shall be amended by (i) deleting the reference to “MRRS Procedures” in the first paragraph and replacing it with “Passport Procedures” and (ii) deleting “Part 3 of” in the last sentence of the first paragraph.

5.	The 2007 EDA shall be amended by deleting the definition of “Material Subsidiaries” and replacing it with the following:

“Material Subsidiaries” means a subsidiary of the Trust the total assets of which constituted more than 10% of the consolidated assets of the Trust at the end of the most recent fiscal quarter for which the Trust has publicly available financial statements or the total revenues of which constituted more than 10% of the consolidated revenues of the Trust for the most recent fiscal quarter for which the Trust has publicly available financial statements;

6.	The 2007 EDA shall be amended by deleting the definition of “MRRS Procedures” and replacing it with the following:

“Passport Procedures” means the passport system and procedures described under Multilateral Instrument 11-102 — Passport System, National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions and National Policy 11-203 — Process for Exemptive Relief Applications in Multiple Jurisdictions, each as currently in effect;

7.	The 2007 EDA shall be amended by deleting the reference to “June 11, 2007” in the definition of “Trust Indenture” and replacing it with “July 1, 2009”.

8.	The 2007 EDA shall be amended by deleting the references to “Peter Cheung” in Section 4 and Schedule 2 and replacing them with “Dean Evans”.

9.	The 2007 EDA shall be amended by deleting the references to “December 31, 2006” in Clause 7(g) and replacing them with “December 31, 2008”.

10.	The 2007 EDA shall be amended by deleting Clause 7(k) and replacing it with the following:
(k)	The Trust has made an election under U.S. Treasury Regulations Section 301.7701-3 to be classified as a corporation for U.S. Federal tax purposes effective July 1, 2009. The Trust expects that it will not be a passive foreign investment company for U.S. federal income tax purposes for 2009 or any subsequent taxable year.
11.	The 2007 EDA shall be amended by deleting the reference to “500,000,000” in Clause 7(l) and replacing it with “an unlimited number of”.

12.	The 2007 EDA shall be amended by adding the following clause to the end of Section 9.3:
(w)	to request and negotiation in good faith the exclusion of the sale of Designated Units from any lock-up or similar covenant contained in any underwriting agreement, agency agreement or similar agreement relating to the distribution or sale of the Trust Units proposed to be entered into during the term of this Agreement.
13.	The 2007 EDA shall be amended by deleting the reference to “Hugh Sanderson” in Schedule 2 and replacing it with “Vincent Chahley”.

14.	The 2007 EDA shall be amended by deleting Clause (iii) of Exhibit D and replacing it with the following:
(iii)	The statements in the U.S. Prospectus under the caption “Certain Income Tax Considerations — Certain U.S. Federal Income Tax Considerations”, as supplemented by the statements under the caption “Certain United States Federal Income Tax Considerations” in the U.S. Shelf Prospectus Supplement and under the caption “United States Federal Income Tax Considerations” in the Trust’s Material Change Report dated June 30, 2009 incorporated by reference in the U.S. Prospectus, to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, and under the caption “Plan of Distribution”, with respect solely to the description of the Agreement contained therein, have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects;
15.	The Parties acknowledge that the Decision terminates on January 14, 2010 and agree to make an application to the Qualifying Authorities under the Passport Procedures (as defined above) for an order extending the term of the Decision for another two years after the termination date. Once granted, the definition of “Decision” in Clause 9.1(t) shall be amended accordingly to refer to such order.
16.	The Parties hereby represent and warrant to each other that the representations and warranties contained in the 2007 EDA are true and correct in all material respects on the date hereof as if made on and as of the date hereof, and as if such representations related to information contained in the Base Shelf Prospectus and the Registration Statement, as defined above.

17.	The Underwriters’ acknowledge that the term of the Management Agreement expired on June 30, 2009, and the Underwriters and the Trust, the Corporation and the Manager agree that the Amended EDA shall be amended as follows:
(a)	the Manager shall cease to be a party to the Amended EDA;

(b)	the fourth paragraph of the Agreement shall be amended by deleting the references to the “Manager” so that the paragraph will read as follows:

The Trust, an investment trust established under the laws of the Province of Alberta, and Pengrowth Corporation (“Corporation”), a corporation incorporated under the laws of the Province of Alberta, confirm their respective agreements (collectively, this “Agreement”) with the Underwriters (the Underwriters together with the Trust and the Corporation, the “Parties” and individually a “Party”), as follows:

(c)	in the definition of “Agreement”, “hereto”, “herein”, “hereby”, “hereunder” and “hereof” the references to the “Manager” shall be deleted;

(d)	the definition of “Management Agreement” and “Manager” shall be deleted;

(e)	in the definition of “material change” the phrase “or by the board of directors or senior management of the Manager if such persons believe that confirmation of such decision by the board of directors of the Corporation is probable” shall be deleted;

(f)	in the definitions of “Party” and “Parties” the references to the “Manager” shall be deleted;

(g)	in Section 1.6 the phrase “and the Manager” shall be deleted;

(h)	in Clause 7(f) the phrase “the Manager” shall be deleted;

(i)	in Clause 7(f) the phrase “Management Agreement” shall be deleted and replaced with “convertible debentures issued under the Debenture Indenture (as defined in the annual information form of the Trust dated March 24, 2009)”;

(j)	in Clause 7(h) the references to the “Manager” shall be deleted;

(k)	Section 8 of the Agreement shall be deleted in its entirety;

(l)	Section 9.1 shall be amended by the deletion of the references to the “Manager”;

(m)	in Section 9.2 the phrase “and the Manager shall furnish the Underwriters with a certificate in the form attached as Exhibit B” and the phrase “and the Manager shall provide the Underwriters with a certificate, in the form attached hereto as Exhibit B, in each case” shall be deleted;

(n)	in Section 10 the reference to the “Manager” shall be deleted;

(o)	in Section 12.1 the reference to the “Manager” shall be deleted;

(p)	in Section 12.2 the references to the “Manager” shall be deleted;

(q)	in Section 13.5 the reference to the “Manager” shall be deleted;

(r)	in Section 14 the references to the “Manager” shall be deleted;

(s)	in Section 15 the reference to the “Manager” shall be deleted;

(t)	in Clause 16(b) the reference to the “Manager” shall be deleted;

(u)	in Section 19 the reference to the “Manager” shall be deleted;

(v)	in Section 22 the references to the “Manager” shall be deleted;

(w)	in the very last paragraph of the Agreement the references to the “Manager” shall be deleted;

(x)	Exhibit B to the Agreement shall be deleted in its entirety; and

(y)	in Exhibits C and D the reference to the “Manager” shall be deleted.
18.	This Amendment may be executed by one or more of the Parties hereto on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

19.	THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.
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If the foregoing correctly sets forth the understanding between the Trust, the Corporation, the Manager and the Underwriters, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Trust, the Corporation, the Manager and the Underwriters.

Very truly yours, PENGROWTH ENERGY TRUST, by its Administrator, PENGROWTH CORPORATION
By:	“Christopher G. Webster”

PENGROWTH CORPORATION
By:	“Christopher G. Webster”

PENGROWTH MANAGEMENT LIMITED
By:	“James S. Kinnear”

ACCEPTED as of the date first above written: SG Americas Securities, LLC
By:	“Sanjay Garg”

FirstEnergy Capital Corp.
By:	“Vincent L. Chahley”